UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): April 28, 2010

PARKWAY PROPERTIES, INC.
(Exact Name of Registrant as Specified in its Charter)

Maryland	1-11533	74-2123597
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Jackson Place, Suite 1000, 188 East Capitol Street, Jackson, MS 39225-4647
(Address of Principal Executive Offices, including zip code)

(601) 948-4091
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

The Board of Directors of Parkway Properties, Inc. (the "Company" or "Parkway") announced that Richard G. Hickson IV has been appointed as Executive Vice President and Chief Financial Officer of the Company, effective May 1, 2010. A copy of the press release announcing such appointment is attached hereto as Exhibit 99. In connection with the appointment of Mr. Hickson, Mandy M. Pope, will relinquish her role as interim Chief Financial Officer and will continue her role as Executive Vice President, Chief Accounting Officer and Corporate Secretary.

Mr. Hickson, age 36, has been with the Company since 2004, and most recently served as Senior Vice President, Senior Asset Manager and Fund Manager, based out of the Company's regional office in Atlanta, Georgia. While at Parkway, Mr. Hickson has progressed through a number of increasingly senior roles in investments, asset management and operations. Immediately prior to joining the Company, he worked as Manager of Real Estate for CCA Industries, a private holding company in Richmond, Virginia, from 2003 to 2004. During 2002 and 2003, he worked in the investment banking department of Lehman Brothers Inc. in New York, New York. He also worked in the investment banking department of First Union Securities (now a part of Eastdil Secured) in Richmond, Virginia, from 1998 to 2001. Mr. Hickson is a graduate of Washington and Lee University with a Bachelor of Science degree in Business Administration. He also received a Master of Business Administration from the University of Virginia Darden School of Business.

Effective May 1, 2010, Mr. Hickson will be paid an annual base salary of $250,000 and will be eligible to participate in the Company's 2010 cash incentive bonus program (described in the Company's Form 8-K filed February 16, 2010) with a maximum bonus of 50% of his base salary for achievement of individual and Company performance goals. Mr. Hickson earned $206,154 in salary and bonus for 2009. Effective February 5, 2010, Ms. Pope will be paid an annual base salary of $225,000 with a maximum bonus of 35% of her base salary for achievement of individual and Company performance goals. Additionally, Ms. Pope will receive a one-time bonus of $15,000 for her work as interim Chief Financial Officer.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

99 Press release dated April 29, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 4, 2010

PARKWAY PROPERTIES, INC.

By: /s/ Mandy M. Pope
Mandy M. Pope
Executive Vice President and Chief
Accounting Officer